U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

FORM 4

Filed pursuant to Section 16(a) of the Securities Exchange
Act of 1934, Section 17(a) of the Public Utility Holding
Company Act of 1935 or Section 30(f) of the Investment
Company Act of 1940.

____ Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.   Name and Address of Reporting Person         Efird, Robbie M.
                                                  200 North Elm Street
                                                  Greensboro, NC  27401

2.   Issuer Name and Ticker or Trading Symbol     Network Systems International,
                                                  Inc. (NESI)

3.   IRS Number of Reporting Person, if an
     Entity (Voluntary)

4.   Statement for Month, Year                    July, 2000

5.   If Amendment, Date of Original               N/A

6.   Relationship of Reporting Person to Issuer   Director, Officer, 10% Owner
          (Check all applicable)

7.   Individual or Joint/Group Filing             _x_ Form filed by one
                                                      Reporting Person
     (Check Applicable Line)                      ___ Form filed by more than
                                                      one Reporting Person

Table I - Non Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.   Title of Security                              Common Stock

2.   Transaction Date                               July 25, 2000
          (Month/Day/Year)

3.   Transaction Code                               Code:  S
          (Instr. 8)

4.   Securities Acquired (A) or Disposed of (D)     Amount:  1,900,000 shares
          (A) or (D)                                D
                                                    Price:  $0.56

5.   Amount of Securities Beneficially
      Owned at End of Month                         811,491

6.   Ownership form:                                (D) 791,991
     Direct (D) or Indirect (I)                     (I) 19,500

7.   Nature of Indirect Beneficial Ownership        19,500 shares held
                                                    indirectly by Mr. Efird
                                                    for his minor son under
                                                    the Uniform Gift to
                                                    Minors Act

Table II - Derivative Securities Acquired, Disposed of, or
Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security                    N/A

2.  Conversion or Exercise Price of
    Derivative Security

3.  Transaction Date (Month/Day/Year)

4.  Transaction Code                               Code:
                                                   V:

5.  Number of Derivative Securities Acquired (A)
     Or Disposed of (D)

6.  Date Exercisable and Expiration Date           Date Exercisable:
     (Month/Day/Year)                              Expiration Date:

7.  Title and Amount of Underlying Securities      Title:
                                                   Amount of Number of Shares:
8.  Price of Derivative Security

9.  Number of Derivative Securities Beneficially
    Owned at End of Month

10.  Ownership form of Derivative Security:  Direct (D)
     Or Indirect (I)

11.  Nature of Indirect Beneficial Ownership


Signature of Reporting Person

/s/ Robbie M. Efird
Robbie M. Efird

Date:  August 14, 2000